UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Huddle Works Inc

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> June 11, 2015

Physical Address of Issuer:
7930 SW 54th Ct., Miami, FL 33143

Website of Issuer:

https://huddle.works

Current Number of Employees: 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,436,224.65	$789,832
Cash & Cash Equivalents	$1,225,360.10	$651,923
Accounts Receivable	$79,697.15	$44,620
Short-term Debt	$99,692.87	$110,758
Long-term Debt	$496,672.14	----
Revenues/Sales	$1,073,354.82	$636,991
Cost of Goods Sold	$860,602.17	$512,009
Taxes Paid	$64,790.74	$5,954
Net Income	($1,666,002.15)	(428,665)

April 28, 2023

Huddle Works Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Huddle Works Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/28/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Company

Huddle Works Inc is a collaboration platform company, incorporated in Delaware as a corporation. Huddle Works Inc was originally formed as "Noru LLC," a Delaware limited liability company on June 11, 2015 and was converted to a Delaware corporation on April 29, 2021.

The Company is located at 7930 SW 54th Ct., Miami, FL 33143.

The Company's website is: https://huddle.works

The Company conducts business in the State of Florida and sells products and services via the internet throughout the United States and internationally.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. We may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Description of the Business

Huddle Works Inc operates a startup builder community called Huddle consisting of highly skilled former start up founders and early-stage employees called builders. Access to the community is by referral only and all builders are vetted by strict Huddle quality standards. Startup companies who have recently raised capital come to Huddle to access our community of talent to help them create and manage part time builder teams.

Huddle has two primary products, the "Huddle Sprint" and the "Huddle Team." Huddle sprints are short engagements where Huddle builders will work to deliver a specific deliverable in two-week increments. Huddle Teams are groups of builders who work with the startup company on an ongoing basis. Teams help to support clients with ongoing tasks where the scope of work is constantly changing and being adjusted.

Huddle is a flexible solution to a startup's talent and payment needs. In addition to providing part time highly skilled talent Huddle gives startups the opportunity to pay for the services provide either through discounted cash payments or through a mix of cash and equity payments. The mix of cash and equity payments provides startups the opportunity to preserve cash and gives builders the opportunity to get upside.

Business Plan

The demand for incredibly talented teams and/or part-time teams at affordable prices has reached a point where Huddle is not easily able to handle the inbound requests. Huddle has proven out the MVP business model and is now looking to expand through new hires and a technology layer.

In the medium-term Huddle plans to scale up the current operation as well as introduce a technology layer to help startups and builders manage their projects. Huddle also plans to expand its offerings to both the startups working with the community and builders in the community. The internet has allowed for workers to be anywhere in the world and provide massive value to the projects they work on. Connecting people is easy but Huddle wants to help to better engage as a team.

Over the long-term Huddle seeks to establish our platform as the "go-to" default place where talent meets opportunity. We want to facilitate the growth of startups and community members both online and in real life. In the future we want to be the connective tissue that helps excel financial and talent growth.

The Company's Products and/or Services

Product / Service	Description	Current Market
Huddle Sprint	Deploy a team of skilled collaborators to deliver a specific end result.	Collaboration / Creator Platform
Huddle Teams	Deploy a team of skilled collaborators to deliver services on an ongoing basis	Collaboration / Creator Platform

Competition

Huddle is positioned at the intersection of both talent curation and talent deployment. On the one hand we engage with independent contractors who are hired on a part time basis, like the freelancers on Toptal. On the other hand, we are completing tasks that are more complicated than traditional freelance work and are often outsourced to startup design agencies like Red Antler. Our advantage is that we are more organized and have better quality control than competitors like Toptal and we get startup's needs better than the traditional startup agency.

Right now there are no major players in this space. One recent entrant has been another startup called A-Teams. A-teams addresses the issue in a somewhat similar manner but lacks the community needed to quickly and effectively create synergy among team members. The market has not been effectively addressed and Huddle has the potential to capture a significant portion of the market share.

The markets in which our products are sold will likely become highly competitive. Our products will ultimately compete against similar products offered by competitors of varying size and market share.

Customer Base

Our customers are early stage startups who have recently received funding. Our typical customer is the team who between their seed and Series B rounds looking for design, product, engineering, and strategy help.

Supply Chain

Our main vendors are our community of highly-talented freelancers. The freelance community was created by freelancers applying to the community. If we are unable to find a resource our community can refer a friend to apply. If they meet the community standards they will be added to the team. The Company does not materially rely on the products or services of any other vendor, supplier, or provider.

Intellectual Property

None.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Michael Saloio	Chief Executive Officer / Director / President	Huddle Works Inc (formerly Noru LLC): CEO, June 2020-Present Sales - Turning inbound leads into deals and Huddle Teams. Funding - Investor Relations, pitching new investors. Business Development - Build relationships with ecosystems for top-of-funnel creation on the demand-side (startups) of the Huddle community. The New Company: Managing Partner, Jan. 2018 – Dec. 2020 Guided technology startup company's user interface and user experience. Additionally, Michael spent time as a strategic advisor helping companies to navigate the ever-changing startup ecosystem.	University of Massachusetts (Amherst) Isenberg School of Management BBA (2007)
Stephanie Golik	Chief Product Officer/ Secretary / Director	Huddle Works, Inc. (formerly Noru LLC): CPO, Director, Secretary, Founder Product - Design and development of Huddle platform, focusing on user experience including creator matching, creator social, and founder engagement. Funding - Top-of-funnel investor enrollment and investor pitches. Growth Marketing - Create growth loops with content and user-generated referrals. Cruise: Product Design Manager, June 2019 – Present Senior Product Designer, Feb. 2019 – June 2019 Product design leader focused on scaling cruise's electric self-driving fleet. While in this role she led multiple teams on multiple initiatives centered around improving the user experience those engaging with the Cruise ecosystem.	Northeastern University B.S. Architecture (2015)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock of which 7,794,959 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and 4,189,762 shares of preferred stock of which 3,684,128 are issued and outstanding, par value $0.00001 per share (the "**Preferred Stock**") of which 2,043,318 shares are designated as "Series Seed Preferred Stock", 312,748 shares are designated as "Series Seed-1 Preferred Stock", 170,861 shares are designated as "Series Seed-2 Preferred Stock", and 1,662,835 shares are designated as "Series Seed-3 Preferred Stock".

The Company has reserved 1,358,858 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2021 Stock Option and Grant Plan duly adopted by the Board of Directors and approved by the Company stockholders (the "**Stock Plan**"). As of the filing of this Form C-AR, the Company has issued 256,991 shares of Common Stock pursuant to the Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,794,959
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security.	60.72%

Type	Series Seed Preferred Stock
Amount Outstanding	2,043,318
Par Value Per Share	$0.00001
Voting Rights	1 vote per share (voting pari passu w/ common stock)
Anti-Dilution Rights	Weighted Average
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Preferred Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the file of this Form C-AR if convertible securities).	15.92%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	269,439
Par Value Per Share	$0.00001
Voting Rights	1 vote per share (voting pari passu w/ common stock)
Anti-Dilution Rights	Weighted Average
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Preferred Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the file of this Form C-AR if convertible securities).	2.10%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	170,861
Par Value Per Share	$0.00001
Voting Rights	1 vote per share (voting pari passu w/ common stock)
Anti-Dilution Rights	Weighted Average
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Preferred Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the file of this Form C-AR if convertible securities).	1.33%

Type	Series Seed-3 Preferred Stock
Amount Outstanding	1,200,510
Par Value Per Share	$0.00001
Voting Rights	1 vote per share (voting pari passu w/ common stock)
Anti-Dilution Rights	Weighted Average
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Preferred Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior	9.35%

to the file of this Form C-AR if convertible securities).	

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock
Amount Outstanding	256,991
Par Value Per Share	$0.00001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional options to purchase Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the file of this Form C-AR if convertible securities).	2%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$34,587.14
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$10mm Valuation Cap / 20% Discount
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	Conversion of this security to capital stock of the company will affect the overall capital stock issuable upon conversion of other outstanding convertible instruments.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the file of this Form C-AR if convertible securities).	0.34%*

*Assumes conversion at $10mm valuation cap.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$75,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$13.3mm Valuation Cap
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	Conversion of this security to capital stock of the company will affect the overall capital stock issuable upon conversion of other outstanding convertible instruments.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the file of this Form C-AR if convertible securities).	0.56%*

*Assumes conversion at $13.3mm valuation cap.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$320,993
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$10mm Valuation Cap / 20% Discount
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	Conversion of this security to capital stock of the company will affect the overall capital stock issuable upon conversion of other outstanding convertible instruments.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the file of this Form C-AR if convertible securities).	3.11%*

*Assumes conversion at $10mm valuation cap.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Brex Credit Card
Amount Outstanding	$31,350
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A

Date Entered Into	03/16/2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Stephanie Golik	Common Stock	31.36%
Michael Saloio	Common Stock	31.36%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Huddle Works Inc is a collaboration platform company, incorporated in Delaware as a corporation. Huddle Works Inc was originally formed as "Noru LLC," a Delaware limited liability company on June 11, 2015 and was converted to a Delaware corporation on April 29, 2021.

Cash and Cash Equivalents

As of March 31, 2023 the Company had an aggregate of $726,468 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note(s)	$80,500	5	General Working Capital	7/2/2019 – 10/22/2020	Section 4(a)(2)
SAFE	$74,000	7	General Working Capital	11/2/2020 – 4/22/2021	Section 4(a)(2)
Common Stock*	$80	8,490,000	Stated Capital (Founder & Advisor Stock)	4/29/2021	Section 4(a)(2)
SAFE	$555,000	6	General Working Capital	5/17/2021	Section 4(a)(2)
Crowd SAFE	$320,993	790	As set forth in the Company's Form C	12/11/2021	Regulation CF
Series SEED Preferred	$2,000,000	3,684,128	General Working Capital	12/22/2021	Section 4(a)(2)
SAFE	$75,000	1	General Working Capital	3/1/2022	Section 4(a)(2)
SAFE	$34,587.14	1	General Working Capital	3/1/2022	Section 4(a)(2)

Founder issuance of common stock upon conversion from LLC to Corporation.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Michael Saloio

(Signature)

Michael Saloio

(Name)

CEO, Director and President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Michael Saloio

(Signature)

Michael Saloio

(Name)

CEO, Director and President

(Title)

04 / 27 / 2023

(Date)

Stephanie Golik

(Signature)

Stephanie Golik

(Name)

Director, Secretary and Chief Product Officer

(Title)

04 / 28 / 2023

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Huddle Works Inc.
7930 SW 54th Court
Miami, Florida 33143

I, Michael Saloio, President of Huddle Works Inc. certify that the financial statements of Huddle Works Inc. included in this Form are true and complete in all material respects.

Michael Saloio
_____
Michael Saloio, President of Huddle Works Inc.

Balance Sheet

Huddle Works Inc.
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
Brex Cash Account#001	18,159.06
BUS COMPLETE CHK	35,230.87
Business Checking (6977)	10,000.00
CHASE BUS PREM SAV	10,002.99
CHASE BUS PREM SAV#001	10,002.99
PERFBUS CHK	800,885.02
Stripe USD	191,353.46
TOTAL BUS CHK (0023)	149,725.71
Total Cash and Cash Equivalents	**1,225,360.10**
BTC Tokens	14,000.00
Equity Investments:Non Qualified Options	15,125.00
Equity Investments:SAFE Note Investment	61,976.00
ETH Tokens	11,750.00
Merged Accounts Receivable	79,697.15
S4FE Token	3,206.00
USDC Tokens	25,110.40
Total Current Assets	**1,436,224.65**
Total Assets	**1,436,224.65**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Brex Credit Card#001	1,501.42
Merged Accounts Payable	98,191.45
Total Current Liabilities	**99,692.87**
Long Term Liabilities	
Convertible Note (Crowd SAFE 10M)	320,993.00
Convertible Note (SAFE 10M)	34,587.14
Convertible Note (SAFE 13.3M)	75,000.00
Equity Owed to Contractors:Non Qualified Options Owed to B	8,000.00
Equity Owed to Contractors:SAFE Note Owed to Builder	36,725.00
PPP	21,367.00
Total Long Term Liabilities	**496,672.14**
Total Liabilities	**596,365.01**

DEC 31, 2022

Equity

Current Year Earnings	(1,666,002.15)
Pre-Seed Equity (Common)	63,335.51
Pre-Seed Stock (Preferred)	1,089,218.00
Retained Earnings	(646,691.38)
Seed Round Investment	1,999,999.66
Total Equity	**839,859.64**
Total Liabilities and Equity	**1,436,224.65**

Erika Wescott, Head of Finance
erika@huddle.works



Income Statement (Profit and Loss)

Huddle Works Inc.
For the year ended December 31, 2022

	2022
Income	
Sales	1,073,354.82
Total Income	**1,073,354.82**
Cost of Goods Sold	
Contractor Payment	860,602.17
Total Cost of Goods Sold	**860,602.17**
Gross Profit	**212,752.65**
Operating Expenses	
Advertising & Marketing	110.96
Bank Charges & Fees	110.00
Branding Sprint	6,500.00
Commission	63,698.51
Education	20,000.00
Employee Benefits	66,206.66
Employer/Payroll Taxes	56,142.20
Finance Fees	11,561.87
Insurance	8,631.68
Legal & Professional Services	100,543.69
Meals & Entertainment	25,238.09
Office Space	6,300.00
Office Supplies & Software	54,958.92
Other Business Expenses	65.79
QuickBooks Payments Fees	7,518.21
Referrals	4,581.20
Salaries & Wages	1,354,376.66
Stripe Fees	9,773.36
Tax Payment	7,627.54
Taxes & Licenses	1,021.00
Team Lead Fees	16,775.00
Team Lead Fees 2.5%	4,566.46
Travel	51,327.81
Utilities	2,734.69
Total Operating Expenses	**1,880,370.30**
Operating Income	**(1,667,617.65)**
Other Income / (Expense)	

	2022
Event Income	1,233.16
Gain from Sale of Asset	378.40
Interest Income	3.94
Total Other Income / (Expense)	**1,615.50**
Net Income	**(1,666,002.15)**

Erika Wescott, Head of Finance
erika@huddle.works



Statement of Owners' Equity

Huddle Works Inc.
For the year ended December 31, 2022

	2022
Equity	
Opening Balance	(583,319.87)
Additional Paid in Capital - Op	(24,375.00)
Current Year Earnings	(1,601,579.70)
Owner's Pay & Personal Expenses	228,540.14
Pre-Seed Stock (Preferred)	1,089,218.00
Retained Earnings	(204,165.14)
Seed Round Investment	1,999,999.66
Total Equity	**904,318.09**

Statement of Cash Flows

Huddle Works Inc.
For the year ended December 31, 2022

	2022
Operating Activities	
Receipts from customers	1,059,619.39
Payments to suppliers and employees	(2,752,162.43)
Cash receipts from other operating activities	1,615.50
Net Cash Flows from Operating Activities	**(1,690,927.54)**
Investing Activities	
Other cash items from investing activities	(37,878.40)
Net Cash Flows from Investing Activities	**(37,878.40)**
Financing Activities	
Other cash items from financing activities	2,302,092.97
Net Cash Flows from Financing Activities	**2,302,092.97**
Net Cash Flows	**573,287.03**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	652,073.07
Net cash flows	573,287.03
Cash and cash equivalents at end of period	1,225,360.10
Net change in cash for period	**573,287.03**



Erika Wescott
Head of Finance, Huddle

NOTES: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company prepared the accompanying financial statements in conformity with accrual basis accounting. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates - Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents - Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2022, the Company had cash of $1,225,360.10 maintained in U.S. bank accounts.

Restricted Cash - The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2022.

Accounts Receivable - all accounts receivable balances reflected on the balance sheet are deemed collectible within one year or less.

Leases - The company does not have any leases. All employees and contractors work remotely.

Legal Matters - The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company.

Subsequent events - Management has considered subsequent events reviewed through April 20, 2023. There were no subsequent events that required recognition or disclosure.

Signature Certificate

Reference number: NKTFI-WYZCN-6NKQ7-TK2GD

Signer	Timestamp	Signature
Michael Saloio Email: mike@huddle.works Shared via link		*Michael Saloio*
Sent: Viewed: Signed:	27 Apr 2023 15:43:07 UTC 27 Apr 2023 17:31:56 UTC 27 Apr 2023 17:32:40 UTC	IP address: 172.58.129.70 Location: Miami, United States
Stephanie Golik Email: steph@huddle.works Shared via link		*Stephanie Golik*
Sent: Viewed: Signed:	27 Apr 2023 15:43:07 UTC 28 Apr 2023 19:18:37 UTC 28 Apr 2023 19:18:53 UTC	IP address: 98.203.68.228 Location: Miami, United States

Document completed by all parties on:

28 Apr 2023 19:18:53 UTC

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